

February 15, 2012

<u>Via E-mail</u>
C. Allan Swaringen
Chief Executive Officer and President
Jones Lang LaSalle Income Property Trust, Inc.
200 East Randolph Drive
Chicago, Illinois 60601

>   **Re: Jones Lang LaSalle Income Property Trust, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed February 1, 2012**
>   **File No. 333-177963**

Dear Mr. Swaringen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 24</u>

1.   We note your disclosure on page 29 that states that when the Class E shares convert to Class M shares and become eligible for repurchase pursuant to your share repurchase plan, there may be demand from the private placement stockholders for you to repurchase their shares. This may put pressure on the limits of the repurchase program and result in the need to prorate among all of the repurchase requests at any given time. Please consider the addition of a risk factor that explains this risk.

<u>Historical NAV Per Share, page 112</u>

2.   We note your response to comment 10 of our comment letter dated January 13, 2012. Please revise your disclosure to clarify which parties are involved in the "internal

review" relating to the value of your real estate investment. For instance, please specify the role of your board of directors, especially independent directors. Please make similar changes to the third paragraph relating to the NAV per share discussion. Your disclosure should provide a clear description of the role of each of the parties involved in the process, including the sponsor, board, board committee, third party advisors and independent directors.

3. Please revise your disclosure to disclose any conflicts or prior relationships with third parties that were involved in the valuation process.

4. Please revise your disclosure to clarify the primary and secondary, if any, valuation methods used.

5. We refer to the table on page 113 that provides a breakdown of the major components of your NAV. Please tell us what consideration you gave to breaking down real estate investments even further.

6. Please confirm that in the future you will include side by side comparisons of the NAV component table once you have another quarterly valuation.

7. We refer to the key assumptions disclosed on page 113. Please break these out further by major material real property type, such as office, retail, industrial and multifamily. Please also provide a quantitative example of the sensitivity of the NAV estimate to changes in assumptions.

8. Please revise your disclosure to include cautionary language relating to valuation methods and sensitivity of calculations.

Expert, page 167

9. We note your response to comment 8 of our comment letter dated January 13, 2012 and your revised disclosure in this section. It does not appear that NAV or any of the disclosed sub-items are being expertised by Real Estate Research Corporation. If no disclosure in the registration statement is being expertised, then a consent under Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K is not required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

C. Allan Swaringen
Jones Lang LaSalle Income Property Trust, Inc.
February 15, 2012
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 5514-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Jason W. Goode
Alston & Bird LLP